UNITED STATES

                  SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC 20549



                              FORM 10-SB/12g


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              PRETORY USA, INC.
                              -----------------
               (Name of Small Business Issuer in its Charter)


                 NEVADA                                 33-0780055
                 ------                                 ----------
(State or Other Jurisdiction of Incorporation) (IRS Employer Identification No.)

  161 WEST 54 TH STREET, SUITE 602, NEW YORK,               NY 10019
  -------------------------------------------               ---------
   (Address of Principal Executive Offices)                 (Zip Code)



                          212-707-8661
                          ------------
                   (Issuer's telephone number)


      Securities Registered under Section 12 (b) of the Exchange Act:

  Title of each class                          Name of each exchange on which
  to be registered                             each class is to be registered
  -------------------                          ------------------------------
         NONE                                                NONE

    Securities registered under Section 12(g) of the Exchange Act:

                  Common Stock, par value $.001
                  -----------------------------
                        (Title of class)


                          Page 1 of 42


                        Table of Content


                                    PARTI
                                                                   Page No.

     Item 1. Description of Business                                  3

     Item 2. Management's  Discussion  and  Analysis  of
             Financial Condition and Results of Operations           10

     Item 3. Description of Property                                 14

     Item 4. Security  Ownership of  Certain  Beneficial
             Owners and Management                                   15

     Item 5. Directors, Executive Officers, Promoters  and
             Control Persons                                         16

     Item 6. Executive Compensation                                  17

     Item 7. Certain Relationships and Related Transactions          18

     Item 8. Description of Securities                               19

                              PART II

     Item 1. Market for Common Equity and Related
             Stockholder Matters                                     20

     Item 2. Legal Proceedings                                       21

     Item 3. Changes In and Disagreement with Accountants            21

     Item 4. Recent  Sales  of  Unregistered  Securities             22

     Item 5. Indemnification of Directors  and  Officers             23

                              PART F/S

             Financial Statements                                    24

                              PART III

     Item 1. Index to Exhibits                                       39

     Item 2. Description of Exhibits                                 40

             Signatures                                              41

             FDS                                                     42



                             PART I

ITEM 1.   DESCRIPTION OF BUSINESS
---------------------------------
General

       Pretory USA, Inc. ("Pretory" or "the Company"), was incorporated under of the laws of the state of Nevada on June 27, 1997. On August 15, 1997, an agreement of transfer was signed by what became Pretory's subsidiary, Pretory S.A, a corporation organized under the laws of France, and certain third parties, under which Pretory S.A. obtained the rights to a technology and any inventions developed from such technology, specifically products designed for the purpose of detecting odors in the ambient air with semiconductor gas sensors. To date, the technology acquired by the Company has resulted in the development of three products known as the PIF(TM) product (hand carried device offered in a variety of configurations for explosives/narcotics), Ethypol(TM) (which detects blood alcohol levels using a breath test), and the ARGOS(TM) product (which detects hydrocarbons). These products are manufactured by third parties for distribution by the Company. See the discussion under "Products and Services" below.

      Effective September 12, 1997, the Company entered into a share exchange agreement with the stockholders of Pretory S.A., the French corporation that is the owner of proprietary rights to the technology and products, including PIF, Ethypol, and the ARGOS product. Pursuant to this agreement, the Pretory S.A. stockholders exchanged 2,332 shares of their common stock, equal to 99.7% of the issued and outstanding shares of Pretory S.A., for 4,720,000 restricted shares of Pretory's common stock. See
Note 1 to the Notes to Consolidated Financial Statements, for the years ended December 31, 1998 and 1997.

      Since its inception, the Company has been engaged in the activity of developing, selling, and providing security services and sophisticated security devices, explosion detection systems, drug/alcohol detection devices and the services associated with the use of these products.

     The  Company  is  seeking to expand its operations  for  the purpose of expanding the market for both its existing and new products and services, into the United States and elsewhere. There can be no assurance that the Company will be successful in expanding the market for its products, or in developing new products. See the discussion below under "Products and Services", "Research and Development", "Sales and Marketing", "Licensing and Intellectual Property" and "Competition". Also see the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 2, of Part I below.

      The Company maintains offices in New York, NY and in Paris,
France.

Products and Services

      The Company operates as a security and detection equipment company. It provides sophisticated security devices, explosion detection systems; drug and alcohol detection devices and systems designated to reveal environmental hazards.

      The Company's present products and services are designed with the purpose of commercially exploiting the market opportunities for detection products using current technologies and security services. Such market is presently estimated at $20 billion by the end of 1999, and $40 billion by 2004.

This  data  has  been  published in a  report  in  June  1999  by
 Westergaard  Securities,  an  investment  research  firm.   This
is a growing sector of the $200 billion worldwide security and crime control market. The Company shall supplementally submit publications to support this industry information. This growth has been partially driven by public and private sector entities desiring or requiring protection from the real and/or perceived dangers of explosives, as well as from the ever-present abuse of
alcohol   and   narcotics.   Such  entities  include   government
institutions such as courts, jails, customs, postal services  and
schools,   transportation  hubs,  such  as  airports  and   train
stations; and public venues such as stadiums and shopping  malls,
among  others.   An  additional market  that  the  Company  shall
pursue, and which it believes is growing, is the insurance company market, which the Company believes can benefit from use of devices such as those of the Company in order to reduce their
yearly   claim  expenditures.  While  there  is  growth  in   the
protective security services and detection markets, as referred above, there can be no assurance that the Company will be able to share in this growth.

The Company currently markets the following six types of security services:

       VIP security services: VIP security services include personal security services for high net worth individuals and corporations. These services include personal escorts, couriers, chauffeurs and drivers.
An example of this would be providing armed couriers for custom-ers who are physically transferring liquid assets and/or cash.

       Security   equipment  operations:  Services  include   the
Company's personnel who are leased with the equipment they operate to perform the specific security function for the customer.

      Anti-terrorism and anti-theft services: Services include specialized security audits, which are performed at public facilities such as airports. These audits assist in the detection of theft such as luggage for the Airline industry.

      Security consulting and training: Services include the training of French Customs officers to operate products such as the Itemiser and various airport personnel to utilize and administer the Cortez products and the Drugwipe. See the discus-sion under licensed products below for definition.

       Security systems administration: Services include the provision of surveillance equipment and sensing devices to provide security and surveillance for entities such as schools, cemeteries and National Monuments. These systems are admin-istered to provide perimeter security, and to secure entry for schools and other facilities.

      Augmentation of special police activities: Services include special activity with regard to riots, protests and other problem group activities. An example of these services is monitoring any group gathering for which security guards are required or other special security services are necessary.

      The Company's strategy with respect to marketing the above security services is to continue efforts to develop on-going relationships with national and local governments, international institutions, and corporations that utilize services such as those offered by the Company. The Company shall also seek to simultaneously improve its reputation in certain security specialties such as anti-terrorism at airports and narcotics interdiction at international borders. The Company's immediate focus is to devote efforts to market both its security services and detection products to customers as a package in Europe and expand into North and South America and the Middle-East.

       The Company's intent is to broaden its geographic penetration, through acquisitions of other service providers. The Company's target for potential acquisitions are those that will bring the Company additional services and products, as well as additional customers.

The Company's current list of licensed products consists of the following:

The Itemiser: a desktop instrument that can detect certain designated substances, in amounts smaller than a thirty billionth of a gram in approximately six to thirty seconds.

The Vapotracer: a lightweight handheld device utilizing the same technology as the Itemiser.

These products detect explosives such as RDX, PETN, TNT and Semtex or narcotics such as heroin and cocaine, and such products are sold through a distribution agreement with Ion Track
Instruments (ITI), a company based in Massachusetts. The Company is the exclusive distributor in France and its overseas territories.

The Drugwipe: a series of inexpensive single-use drug detection products that immediately identify traces of a variety of illegal narcotics on surfaces, such as human skin or luggage. The four Drugwipes currently available and being marketed for detection are used to detect opiates, cocaine, marijuana, or amphetamines. The Drugwipe is sold under an exclusive license in France from Securetec, a German company.

The Cortez: are products referred to as "dip" tests for the rapid, qualitative detection of a variety of different illegal drugs in urine. These products are sold under an exclusive license from Cortez Diagnostics, Inc. of Calabasas, CA for sale by the Company in Europe.

The IADE Thermal Imagers: from the Institute of Aerospace Device Engineering ("IADE"). Initially, the Company's intent was to sell the use of the IADE technologies and not the products themselves. The IADE is doing business in Russia and the Commonwealth of Independent States (CIS), engaged in research, development and production of electro-optical devices for remote sensing objects that detect spectral heat and heat from Infrared (IR) optical ranges. The IADE has been successfully developing these technologies for 30 years and its products include:

The IR-radiometer, "Klimat", used for meteorological and hydrological measurements with the satellite "Meteor-3"; the multi-spectral high resolution scanning device, MSU-B, intended for the measurement/determination of natural resources with the Russian-Ukrainian satellite, "Resurs-O"; and the hemispherical radiometer and space pyrometer for ozone layer and temperature measurements on the Earth's surface from the orbital station "Mir".

The Company plans to begin marketing IADE thermal imagers and the radiometers during the first quarter of 2000. These products are used for installation on aircraft and produce heat recognition images on a minute scale. Originally designed to function in conjunction with satellites, the technology allows for advanced imaging based on spectral zones and three-dimensional volumetric color imagery in real time. The Company became the exclusive worldwide distributor of these services in July 1999 and is in the process of implementing an initial marketing plan.

The Company also has a trademarked product line that it deems proprietary, which includes

The Ethypol: is an alcohol breathalyzer system that is a lightweight, handheld, LED read, alcohol detection system. The Company owns the product and the underlying intellectual property. The product is in the process of being tested by the French Government's, Laboratoire National D'Essais ("LNE"). The LNE is the French government laboratory for the development standards and testing for industrial and commercial products. The LNE has been contracted by the Company to develop the associated calibration device that will insure that each Ethypol will accurately indicate a test result in accordance with governmental standards. This product is anticipated to be approved for use by the French Government in the first quarter of 2000. There can be no assurance that the development of the calibration device will be successful and that the Company will succeed in marketing the product.

The PIF: is being designed to be offered in a variety of configurations for explosive and/or narcotics detection. It can detect airborne substances and particles. The Company owns the product and the underlying intellectual property. This product is in development and is anticipated to be delivered in prototype form for testing by the LNE before the end of 2000. There can be no assurance that the Company will achieve positive results of testing by the LNE and/or whether the Company will be able to successfully market this product.

The ARGOS: product is a hand-carried, LED-read system designed for ARGOS, the French non-profit consortium of Automobile
Insurance Companies. This product was created by Mr. Serge Marendaz, who is part of the Company's R & D team, replacing the ethanol sensor in the Ethypol with a sensor for hydrocarbons and adding a vacuum-like device to draw air into the sensor chamber. The ARGOS products' use is to search closed merchant shipping cargo containers for stolen vehicles. ARGOS, in addition to being a product, is also the name of the consortium that represents the insurance companies that underwrite substantially all of the automobile insurance in France and is responsible for coordinating the recovery of stolen vehicles for these companies.

Recent projects undertaken by the Company utilizing its products include:

      The installation of security systems at sixteen sites on behalf of the United States for the American Battle Monuments Commission. The Company under this agreement installed anti-intrusion systems at American cemeteries and monuments located in France, Belgium, Luxembourg and the UK. This project marks the completion of the Company's first contract with the US govern-ment. The contract provides for payment to the Company of approx-imately $200,000 in revenue for the year, which is less than 10% of the Company's revenues.

      Providing project development and consulting services for a Humanitarian Demining project in Sarajevo, Bosnia-Herzegovina. The project, which is being conducted together with IADE, and certain other parties, for the Norwegian People's Aid organization and will be supported by the Bosnia-Herzegovina Mine Action Center, a United Nations Development Project, has resulted in revenues of $400,000 to the Company through September 30, 1999. The initial cash payment in the amount of $100,000 on this contract was paid to the Company in December, 1999. The Company will employ the IADE thermal imaging complex on a Russian Mi-8 helicopter to positively identify the location of mines in confirmed and suspected minefields around Sarajevo. See
"Dependence Upon Limited Customers" below, and Item 2, "Management's Discussion and Analysis", below.

Research and Development

For the years ended December 31, 1998 and 1997, the Company expensed approximately $140,000 and $12,000 respectively, for research and development in connection with proprietary products. For the nine month periods ended September 30, 1999 and 1998 the Company expensed approximately $58,000 and $85,500, respectively, for research and development.

While the Company will be marketing licensed products developed by others, it also intends to increase its investment in product development and believes that its future success will depend, in part, on its ability to develop, manufacture and market new proprietary products and enhancements to existing products on a cost-effective and timely basis. The Company estimates that it will  be  required to expend $ 200,000 during the  year  2000  on research and development, which it plans to fund through operating revenues and/or from additional debt or equity. There can be no assurance that it will generate sufficient revenues from operations or be able to raise either debt or equity at terms and conditions satisfactory to the Company.

Distribution Methods-Sales and Marketing

The Company currently markets security and related consulting services and a line of both licensed and proprietary detection products. The Company has used and continues to use its security services as an entry into new customers for its marketing of licensed and proprietary products in its two principal markets: governmental agencies and commercial organizations. To date, all of the Company's principal customers are located in Europe, with its principal customer being Louis Vuitton Moet Hennessey. The
Company plans on increasing its efforts to distribute its products and services in the United States, South America and the Middle East. The Company is dependent upon increasing revenues from operations or other sources of revenues, including debt and equity, in order to increase its market into the US, South America and the Middle East.

      Currently, the Company's executive management has been responsible for the development, lead generation and marketing of the Company and its products and services. Proposed marketing efforts include public relations, seminars and industry conferences and trade shows. Expansion plans also include hiring additional sales and marketing employees to support the sale and distribution of its products and services and to assist in communicating corporate direction. The Company does not pay any commissions on the sale of its Drugwipe and Cortez "dip" test product. The Company does not have any agreements to pay royalties on products under license.

     Governmental agencies and authorities are candidates for substantially all of the Company's products and services, with several governmental and agency events and functions having already engaged the Company's guard services. These events include visiting heads of state and dignitaries, economic summits, state-owned airlines and international sporting events. The Company intends to more fully develop its presence in this market as a candidate for such contracts. The Company intends to devote its efforts toward the following customer base:


- domestic and international airports,
- transit authorities,
- border and port authorities,
- military,
- state-owned airlines such as Air France,
- customs agencies; and
- police and law enforcement agencies.

The Drugwipe (for use to detect narcotics presence on surfaces including the skin) and the Cortez (urinalysis for narcotics presence) shall be marketed to companies for employee screening, to institutions, for client screening and for correctional institutions, among other customers. The Company has also targeted the French home market for the Drugwipe product. The Company intends to market the Drugwipe through the 24,000 national regulated pharmacies in France, in the first quarter of 2000.

Among other governmental and commercial customers presently utilizing the Company's services and/or products include the following, principally in France and Europe:

- Air France
- Louis Vuitton Moet Hennessey
- U.S. Government - American Battle Monuments Commission
- French Ministry of the Interior
- World ORT Union

Dependence Upon Limited Customers

      During 1998 and 1997, the Company relied upon one customer and five customers, respectively, for 10% of its sales, with sales to one customer, Louis Vuitton Moet Hennessey, that accounted for $1,100,000 of the Company's 1998 sales revenues and $400,000 of its sales revenues during the prior year. The Company during the nine month period ended September 30, 1999, had 2 principal customers accounting for at least 10% of revenues, Louis Vuitton Moet Hennessey and the Bosnian de-mining project. See the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. The Company would be materially adversely effected if it lost any major customer. It has had a relationship with Louis Vuitton Moet Hennessey since 1997.

Licensing and Intellectual Property

The Company considers certain features of its products, including its methodology and technology to be proprietary. The Company relies on a combination of trade secret, copyright and trademark laws, contractual provisions and certain technology and security measures to protect its proprietary intellectual property. The Company currently has certain pending patent applications. Notwithstanding the efforts the Company takes to protect its proprietary rights, existing trade secret, copyright, and trademark laws afford only limited protection. In addition, effective protection of copyrights, trade secrets, trademarks and other proprietary rights may be unavailable or limited in certain foreign countries.

Competition-Competitive Conditions

The Company faces competition from the manufacturers of several different types of products in its markets. In blood and breath alcohol, the principal competitors are Intoximeter, Inc., Lion, which is a subsidiary of MPD, Inc., and Sound-Off, Inc. In explosives and narcotics detection, there are a variety of competitors, most of which provide high-end, state-of-the-art, products. These include American Science and Engineering, Inc., Barringer Technologies, Invision Technologies, Ion Track Instruments, OSIS Systems, IDS Intelligent Detection Systems, Thermedics Detection, CPAD Technologies, Inc., Vivid Technologies, EG&G Astrophysics, Lockheed Martin Corporation and Magol Systems, Ltd. These companies have substantially greater financial and marketing resources, research and development staffs, manufacturing and distribution facilities, and longer operating histories.

The Company believes that an important factor in these markets is the cost effectiveness of the product, its portability, ease of use and its ability to detect expanding numbers of substances. The Company believes that it competes favorably in these areas. However, equally important are other factors, including, but not limited to, product reliability, availability and upgradeability. The Company's ability to compete will depend upon, among other factors, its ability to effectively service and manage its existing products as well as introducing new or upgraded products into targeted markets.

The private security service business is highly fragmented with approximately 9,000 private security service companies in the United States alone. However, twenty of these companies presently own approximately 48% of the worldwide market share including Borg-Warner Automotive, Pinkerton's, Wackenhut, International Total Services and Gage-Babcock. These companies have substantially greater financial and marketing resources and longer operating histories than the Company.

The Company believes that its combination of products and services positions it to be competitive with the market leaders. The Company's focus is on the high end of this market, which it intends to further develop as an outgrowth of its governmental and multi-national relationships.

Employees

The Company currently has 65 full-time employees and approximately 200 persons who serve as on-call consultants available on an as needed basis. Of the full-time employees, 6 are in management and 59 are trained and certified security personnel. The majority of the 200 consultants have also been certified by the French Government as trained security personnel. This certification requires validation in official Government programs and includes emergency medical procedures, fire and safety procedures, and security and crime control methods and procedures. The Company anticipates hiring additional employees, primarily in sales and marketing, as its business plan further develops, dependent upon its cash flow from operations and the availability of debt or equity capital. The Company has never experienced a work stoppage and none of its employees are covered by collective bargaining agreements. The Company believes that it has good relations with its employees.

As the Company expands its sale of security services into the US, it will not require certification and licensing from US and/or state agencies.

ITEM  2.    MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF
            OPERATION
-----------------------------------------------------------------

Results of Operations

Nine Months Ended September 30, 1999 and September 30, 1998

The Company's sales for the nine months ended September 30, 1999 and 1998 were $1,819,875 and $1,479,716, respectively, reflecting an increase of 23% during the 1999 period. This increase resulted primarily from a contract to develop a methodology for the humanitarian de-mining project in Sarajevo, Bosnia-Herzegovina. The project will be conducted for the Norwegian People's Aid organization and will be supported by the Bosnia-Herzegovina Mine Action Center, a United Nations Development Project. This contract, which generated revenues of $400,000 to the Company for the nine months ended September 30, 1999, is for technical consulting and project management by the Company. Sales and services for the nine months ended September 30, 1999, other than the de-mining contract, were at the same level as the previous year. However, the Company generated these sales revenues from a broader base of customers than in the previous calendar year. During the nine month period ended September 30, 1999, the Company had more than 25 customers, only one of which accounted for more than 10% of sales revenues, Louis Vuitton Moet Hennessey, whereas, during the comparable nine month period of the prior year, three customers accounted for more than 10% of sales revenues.

Gross profit for the nine months ended September 30, 1999 was $ 787,886 or 43.3% of sales as compared to $433,825 or 29.3% of sales for the nine months ended September 30, 1998. The increase is directly related to the de-mining contract for already developed technical expertise of the Company, with no incremental costs associated therewith. Gross profit on product sales and other security services remained constant at approximately 30%.

Selling, general and administrative expenses for the nine months ended September 30, 1999 and September 30, 1998 were approximately $469,000 and $589,000 respectively. The decrease was attributable to reductions in advertising expense ($50,000), professional fees ($55,000) and insurance ($5,000).

Interest expense, net of interest income, for the nine months ended September 30, 1999 and September 30, 1998, remained unchanged at approximately $13,000. Since the Company's volume, other than the de-mining contract, which occurred at the end of the nine-month period, was level and selling, general and administrative expenses were reduced, the Company did not have the need to borrow significant additional funds and incur additional interest expense. During the nine month period ended September 30, 1999, debt in the amount of $241,562 was converted into 483,124 restricted shares of common stock, which also served to reduce debt service.

Net profit for the nine months ended September 30, 1999 was $293,729 as compared to a net loss of $ 186,443 for the comparable period ended September 30, 1998. The improvement of $483,172 was directly related to the highly profitable de-mining contract and the reduction in selling, general and administrative expenses.

While the Company does not have specific published information, it is believed by management, and has been reported generally in many publications and mass media that there exist trends, both on the part of governments and in the private sector to devote increasing resources to security and to drug detection.

These trends should result in increased expenditures for both security services and products in the year 2000 and for the fore-seeable future. However, because the Company is relatively new, and has limited financial and personnel resources, there can be no assurance that it will benefit from any such trends, if indeed they occur. The Company shall also be dependent upon cur-rency fluctuations, principally in between the US dollar and the French Franc, which could adversely effect profit margins.

Cash Flow

Net cash used for operating activities was $101,056 in the nine months ended September 30, 1999 as compared to net cash used by operating activities of $230,148 for the nine months ended September 30,1998. Accounts receivable, net increased $282,646 to $505,218 as a result of the de-mining contract that requires the first payment to be made in December, 1999. Accounts payable and accrued expenses increased by $183,431 to $368,395, primarily as a result of the timing of sales during the nine-month period ended September 30, 1999. In April 1999, the Company converted debt of $241,562 into 483,124 shares of the Company's common stock.

Liquidity and Capital Resources

At September 30, 1999, the Company had $27,092 in cash and working capital of $231,493. This compares to cash of $35,376 and a negative working capital of $305,123 at December 31, 1998. The receivable associated with the de-mining contract calls for payments of $100,000 in December 1999 and the balance of $300,000 in January 2000. It is anticipated that these payments will provide sufficient working capital for the Company to operate through the first quarter of the year 2000.

During the first quarter of 2000, the Company believes that it will begin the sale of its Drugwipe (single-use drug detection) product, which it intends to market through approximately 24,000 pharmacies in France. These sales should provide additional cash flow to the Company through the year 2000. However, there can be no assurance that the Company will be successful in this marketing effort, or will be able to sell the product through the entire 24,000 pharmacy market.

The Company plans to devote approximately $100,000 for sales and marketing of its products and services during 2000. The Company will be dependent upon its ability to generate operating revenues or have other sources of financing to meet its intention and to satisfy its plans to expand its products and services. However, there can be no assurance that the Company will generate sufficient revenues from any sources to complete its plan for the expansion of products and services sales.

The Company has historically raised capital through the private sale of securities. The Company plans to continue to explore possible private financing in 2000 or raise additional capital through the public offering of its securities. The proceeds of these sales of securities would be to make acquisitions for the purpose of increasing the market for the Company's current products and or expand the Company's product line. There can be no assurance that the Company will be successful in either the sale of securities or acquiring other entities.

While there can be no assurance, the Company's management believes that contracts such as the Bosnian de-mining project and other projects utilizing the Company's technical expertise will provide additional operating revenues for the Company into the year 2000. In the year 2000, the Company will seek to increase the distribution of its products, specifically the Drugwipe (single-use drug detection) which the Company plans to market for sale in approximately 24,000 pharmacies in France. There can be no assurance, as noted herein and elsewhere in this Form 10-SB/12g that the Company will be successful in generating significant revenues from this product and/or other projects.

Results of Operations-

Year Ended December 31, 1998 and December 31, 1997

The Company's sales for the year ended December 31, 1998 and 1997 were $1,898,279 and $507,289, respectively, an increase of 274.2%. Sales to the Company's largest customer, Louis Vuitton Moet Hennessey, increased by approximately 275% from approximately $400,000 for the year ended December 31, 1997 to approximately $1,100,000 for the year ended December 31, 1998. The Company through increased marketing efforts and expanding its product line was able to reduce this customer's percentage of its sales from 78% in 1997 to 58% in 1998. The Company is dependent upon this customer as well as the Bosnian de-mining project for a significant percentage of its gross revenues and would be materially adversely effected if it were to lose these customers and were unable to replace the revenues from such customer from one or more customers.

Gross profit for the year ended December 31, 1998 was $556,540 or 29.3% of sales as compared to $368,405 or 72.6% of sales for the year ended December 31, 1997. The decrease in gross profit percentage is attributable to the increase in products sold, which traditionally has a lower profit margin than security service sales.

Selling, general and administrative expenses for the year ended December 31, 1998 and December 31, 1997 were approximately $784,000 and $791,000 respectively. The Company had positioned itself in 1997 to handle the growth in 1998 as it expanded its product line and customer base. Therefore, the selling, general and administrative expenses did not need to increase with the volume, but rather declined significantly as a percentage of sales from 156% in 1997 to 41.3% in 1998.

Interest  expense,  net of interest income, for  the  year  ended
December 31, 1998 increased to $18,541from $2,491 for the year ended December 31, 1997 due to higher borrowing levels as a result of the higher volume and net loss.

Net loss for the year ended December 31, 1998 was $271,192 as compared to $421,704 for the comparable period ended December 31, 1997. The improvement in 1998 was a result of the increase in gross profit caused by the higher sales volume.

Liquidity and Capital Resources

At December 31, 1998 the Company had $35,376 in cash and a nega-tive working capital of $305,123. This compares to cash of $105,706 and a negative working capital of $53,610 at December 31, 1997. The Company had net accounts receivable of $222,572 at December 31, 1998, compared to $115,929 at December 31, 1997. This represents an increase of 92%, which is the result, prin-cipally, of increased sales.

The Company's current liabilities were $736,675 at December 31, 1998, compared to $381,078 at December 31, 1997. This increase was principally the result of the conversion of debt in the amount of $241,562 represented by the advance of monies for the Company's operations, into 483,124 shares of common stock in April, 1999, as discussed above.

      The Company raised no cash from the sale of its securities during 1998 compared to cash of $345,500 from the sale of shares during 1997.

The Year 2000

The Company has developed and acquired its computer systems with an objective to being Year 2000 compliant. The Company has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. As a relatively new corporation, all computer equipment was purchased after 1997 and all such equipment and software is Year 2000 compliant. The Company uses Microsoft software and has installed all the available updates to this software. Further, Microsoft updates will be installed if any further software shall become available from Microsoft prior to the end of 1999. The Company has expended approximately $ 5,000 on hardware and software to become Year 2000 compliant. The Company has assessed and continues to assess whether its information and non-information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue The Company into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, the Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, the Company does not believe that the costs associated with Year 2000 compliance shall be material for the Company.

ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------

     The Company's U.S. Office is located at 161 West 54th Street, Suite 602, New York, New York 10019. This office acts as the company's U.S. office and is approximately 900 square feet and is shared with the Company's public relations firm at no cost to the company.

     The Company's place of business and corporate offices occupy approximately 2,000 square feet and are located at 182 Rue des Pyrenees, 75020, Paris, France which the Company leases for approximately $800 US per month. The Company's present offices in New York and Paris are adequate for the foreseeable future.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT
-------------------------------------------------------------

The following table sets forth the beneficial ownership of the Company's common stock as of December 15, 1999 of (i) each person known by the Company to beneficially own 5% or more of the Company's outstanding common stock, (ii) each of the Company's executive officers, directors and director nominees, and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares of common stock are beneficially owned, and investment and voting power is held, by the persons named as owners.

Title of       Name and Address        Amount of Shares      Percentage
Class          of                      Beneficially          Ownership (a)
               Beneficial Owner        Owned
--------------------------------------------------------------------------
Common Stock   Raquel Velasco(b)       1,345,000 shares           16.5%
               182 Rue des Pyrenees
               75020 Paris, France
Common Stock   Jacques Gaussens(c)     1,125,000 shares           13.8%
               182 Rue des Pyrenees
               75020 Paris, France
Common Stock   Arcole Investment Trust   680,000 shares            8.3%
               c/o
               182 Rue des Pyrenees
               75020 Paris, France
Common Stock   Serge Marendaz
               and Yvonne Marendaz       510,000 shares            6.3%
               182 Rue des Pyrenees
               75020 Paris, France
Common Stock   Helmut Jost (d)           320,000 shares            3.9%
               182 Rue des Pyrenees
               75020 Paris, France
Common Stock   Marie-Christine Garde(e)   50,000 shares            0.6%
               182 Rue des Pyrenees
               75020 Paris, France
Common Stock   All officers and
               directors as a group    2,840,000 shares           34.9%
               (5 persons)

a) Based upon 8,147,124 shares outstanding at December 15, 1999

b) Ms. Raquel Velasco is the Company's president, and Chairman of the Board of Directors, Pretory USA, Inc.

c) Mr. Jacques Gaussens is Director and the CEO of Pretory S.A.,
   France

d) Mr. Helmut Jost is CEO of the Company.

e) Mrs. Marie-Christine Garde is Corporate Secretary of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
--------------------------------------------------------------------

Name              Age   Position        Term          Served Since
-----------------------------------------------------------------
Raquel Velasco    39    Chairman,       One Year      July 1997
                        President and
                        Director

Helmut Jost       46    Chief Executive One Year      July 1998
                        Officer

Marie C. Garde    35    Secretary and   One Year      Nov. 1997
                        Director

Marc Palker       47    Chief Financial One Year      Nov. 1997
                        Officer

Jacques Gaussens  47    Chief Financial One Year      July 1997
                        Officer

Ms. Raquel Velasco joined Pretory in 1996 as a stockholder of the French company, Pretory SARL, predecessor of Pretory S.A., France. Ms. Velasco has been Chairman, and President and a director of the Company since its inception in July 1997. Ms. Velasco was a principal in the formation of UTA/Aeromaritime, the first free market airline in France, from 1988 to 1994. She managed labor relationships, handled public relations and managed crew and crew support issues. Ms. Velasco has represented numerous companies and has sold a variety of products in Europe, North Africa, and the Middle East. Ms. Velasco is fluent in French, English, Spanish and Italian.

Mr. Helmut Jost joined the Company as Chief Executive Officer in July in 1998. Mr. Jost has been an international manager and sales professional. He has managed European PC sales for IBM and Fujitsu served as the General manager of Commodore Germany (a computer manufacturer) and as the CEO of ESCOM AG. He has extensive corporate experience, previously managing over 6,000 people in a company with annual revenues of over $2 billion. Mr. Jost has joined the company to assist in the negotiation and acquisition of related companies and in the establishment of an international distribution network.

Ms. Garde has been associated with Pretory since its inception in December 1995 as Corporate Counsel. She became the Secretary and a director of the Company in November 1997, shortly after the Company's formation. Ms. Garde has been practicing law in Paris, France since 1990. She is a graduate of the Law School of Sorbonne with further certification for all aspects of business law.

Mr. Palker has been a financial consultant to the Company since March 1999 and its Chief Financial Officer since November 1999. From January 1997 to the present, Mr. Palker has been an independent financial consultant. From February 1989 through December 1996 Mr. Palker was Chief Financial Officer of Firetector Inc. a publicly owned business involved in the design, manufacture and service of life safety communications equipment. From 1994 through 1995, Mr. Palker served as a National Vice President of the Institute of Management Accountants. Mr. Palker is Certified Management Accountant.

Mr. Gaussens founded Pretory, S.A. in December 1995. Following military service Mr. Gaussens spent ten years in the French Ministry of Interior, almost entirely as a member of a special team involved in drug and contraband interdiction. In 1996 he left the Ministry and created an industrial services company, which he developed over a 9 year period and sold it to General des Eaux, one of France's larger industrial companies. During his service with the government, Mr. Gaussens obtained his French law degree in 1979.
                             Page 16

ITEM 6. EXECUTIVE COMPENSATION
------------------------------

     The information set forth below concerns the compensation to the named executive officers of the Company for each of the past three years. Ms. Raquel Velasco, the Chairman of the Board of Directors, Mr. Helmut Jost, the Chief Executive Officer, Marie Christine Garde, the Corporate Secretary, and Jacques Gaussens, a director and the CEO of Pretory S.A. are currently the only full time executives of the Company and are not in receipt of any salary at this time.

There was no executive or director who received compensation in excess of $100,000 for the years ended December 31, 1997 and 1998. The following sets forth information concerning all cash and non-cash compensation received or anticipated to be received by the Company's officers for the year ending December 31, 1999:

                      SUMMARY COMPENSATION TABLE

                                                Long Term Compensation
            Annual Compensation                           Awards         Payouts

(a)         (b)      (c)       (d)         (e)           (f)          (g)            (h)        (i)
                                            Other                      Securities                All other
Name and                                    Annual        Restricted   Underlying     LTIP       Compen-
Principal                                   Compen-       Stock        Options/SAR's  Payouts    sation
Position   Year       Salary($) Bonus($)    sation($)     Award(s)     (#)            ($)        ($)
----------------------------------------------------------------------------------------------------------
Raquel
Velasco
President, 1999       0         0           0             0             0             0         0
Chairman,
Director

Raquel
Velasco
President, 1998       0         0           0             0             0             0         0
Chairman,
Director

Raquel
Velasco
President, 1997       0         0           0             0             0             0         0
Chairman,
Director

Helmut
Jost       1999       0         0           0             0             0             0         0
CEO

Helmut
Jost       1998       0         0           0             0             0             0         0
CEO

Helmut
Jost       1997       0         0           0             0             0             0         0
CEO

Marie Ch.
Garde,     1999       0         0           0             0             0             0         0
Corporate
Secretary

Marie Ch.
Garde,     1998       0         0           0             0             0             0         0
Corporate
Secretary

Marie Ch.
Garde,     1997       0         0           0             0             0             0         0
Corporate
Secretary

Jacques
Gaussens
Director   1999    70,000       0           0             0             0             0         0
and CEO
of Pretory
S.A.(1)

Jacques
Gaussens
Director   1998    70,000       0           0             0             0             0         0
and CEO
of Pretory
S.A.(1)

Jacques
Gaussens
Director   1997    50,000       0           0             0             0             0         0
and CEO
of Pretory
S.A.(1)

(1) Represents compensation received from the Company's subsidiary, Pretory S.A.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------

There was no transactions during the last two years, or proposed transactions, to which the Company was or is to be a party, in which any director, executive officer, nominee for directorship, security holder or immediate family member had a direct or indirect material interest.

ITEM 8.   DESCRIPTION OF SECURITIES
-----------------------------------
       The   holders   of   shares   of  the  Company's   common   stock   shall
have   one   vote   on   each  matter  submitted  to  shareholders   for   vote,
including    the    election   of   directors.   There   are    no    cumulative
voting rights for shares of common stock and therefore, the holders of a majority of the Company's outstanding shares of
common    stock,    will   be   able   to   elect   the    entire    board    of
directors.    The    board   of   directors   of    the    Company    has    the
authority to designate the management of the Company and therefore control the Company.


(a)     Common    Stock:    At   December   15,   1999,    the    Company    had
8,147,124    shares    of   common   stock   issued   and   outstanding.     The
Company's Articles of Incorporation authorizes the issuance of up to 100,000,000 of common stock with a par value of $0.001. Holders of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore.

In   the   event   of  a  liquidation,  dissolution  or  winding   up   of   the
Company, the holders of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

(b) Preferred Stock: The Company is also authorized to issue shares of preferred stock in one or more series and in such amounts as may be determined by the Board of Directors. The Company's Board of Directors may fix and determine the designations, rights, preferences or other rights, preferences or other variations of each class or series of the preferred stock. To date, the Company has not issued any preferred stock.

                             PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS
----------------------------------------------------------
     The Company's common stock is traded over-the-counter in what is referred to as the "NASDAQ Bulletin Board". As of December 15, 1999, there were 24 market makers in the Company's stock. The Company's common stock has traded on the OTC Bulletin Board under the symbol PRTU since July 7, 1999. The Company's common stock price as of the close of business on December 16, 1999 was $ 6 1/4 per share.

     The following is the range of the high and low closing prices for the Company's common stock since the inception of trading as determined by the over-the counter market. Quotations reflect inter-dealer prices, without retail market, mark-down or commission and may not represent actual transactions. Such quotations were obtained from the National Quotation Bureau.

                                  Bid
1999                  High                  Low
Quarter Ending        $ 3 7/8               $ 2 7/8
September 30
Period Ending         $ 6 1/4                 $ 3 1/4
December 16

     The Company has not paid any cash dividends on its common stock and does not presently intend to pay cash dividends in the foreseeable future. It is the present policy of the Company to retain any extra profits to finance growth and development of the business.

ITEM 2.   LEGAL PROCEEDINGS
---------------------------

The Company is not involved in any legal proceedings that would have a material adverse effect on the its financial conditions or results of the operations.


ITEM 3.  CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING
-------------------------------------------------------------------
         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

The Company sold the following shares as set forth below during the past three years. In connection with the transactions, no commissions were paid to any person or entity, and no underwriter was involved, nor was any officer, director or affiliate of the Company paid or given any consideration.

              Class of              Title and Amount    Nature and
Date          persons/purchasers    of Securities       Amount of Consideration(1)
----------------------------------------------------------------------------------
7/23/1997     private               900,000 common      Cash $54,000
              investors             stock
                                    pursuant to Rule
                                    504 of
                                    Regulation D sold
                                    to 38 persons

8/18/1997     private               1,164,000 common    Cash $291,500
              investors             stock pursuant to
                                    Rule 504 of
                                    Regulation D sold
                                    to 3 persons

09/12/97      private               4,720,000 common     2,332 shares of
              investors             stock                common stock of
                                                         Pretory S.A.
                                                         in connection
                                                         with the
                                                         Share Exchange
                                                         Agreement.

09/12/97      private               880,000              Consultant
              investors             restricted shares    Services
                                    of common stock      valued at $.06 per share.

April 1999    private               483,124 common       Debt conversion
              investors             stock                of $241,562

(a) Recent Sales: The Company had the following stock issuances as described below. All such shares were sold by the officers and directors of the Company and no underwriters were utilized.

1. On July 23, 1997, 900,000 shares of common stock were sold to 38 persons at $.06 per share pursuant to Rule 504 of Regulation D for a total offering of $54,000.

2. On August 18, 1997, 1,164,000 shares of common stock were sold to 3 persons at $.25 per share pursuant to Rule 504 of Regulation D for a total offering of $291,500.

3. On September 12, 1997, the stockholders of the Company and Pretory S.A. entered into a Share Exchange Agreement with the Company for 2,332 shares of Pretory S.A. (99.7%) common stock in exchange for 4,720,000 restricted shares of the Company's common stock.

4. Concurrent with the Share Exchange Agreement, the Company issued 880,000 shares to four consultants for services valued at $.06 per share.

5. In April 1999 $241,562 of indebtedness by the Company was converted into 483,124 shares of Common Stock.

(b) Exemptions From Registration: With respect to the issuance of the 900,000 common shares listed at Item 4(a)1 and the 1,164,000 shares listed at Item 4(a)2, such issuances were made in reliance on the private placement exemptions provided by
Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785 and 78.3791
(collectively the "Nevada Statutes"). In addition, the Company relied upon Section 4(2) in connection with the transactions in
Item 4(a) 3-5 above.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Articles of Incorporation and Bylaws of the Company provide for indemnification of the Company's officers and directors for liabilities arising due to certain acts performed on behalf of the Company that are not a result of any act or omission on any such director or officer: provided, however, that the foregoing provision shall not eliminate or limit the liability of director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of section 78.300 of the Nevada Revised Status. Although the state statutes allow for indemnification of officers and directors, the SEC rules however, prohibit indemnification of officers and directors of publicly held companies.

The Company also has entered into indemnification agreements with its officers and directors. The indemnification agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a proceeding, (as defined) including amounts paid in settlement by or on behalf of an indemnitee thereunder.

                            PART F/S


FINANCIAL STATEMENTS
                                                       Page

     Independent Auditor's Report                      25

     Consolidated Balance Sheets
       December 31, 1998 and 1997                      26-27

     Consolidated Statements of Operations
       Years ended December 31, 1998 and 1997          28

     Consolidated Statements of Stockholder's Equity
       Years ended December 31, 1998 and 1997          29

     Consolidated Statements of Cash Flows
       Years ended December 31, 1998 and 1997          30

     Notes to Consolidated Financial Statements        31-34

     Interim Balance Sheet
       September 30, 1999                              35

     Interim Statements of Operations
       Nine Months Ended September 30, 1999 and 1998   36

     Interim Statements of Cash Flows
       Nine Months Ended September 30, 1999 and 1998   37

     Notes to Interim Financial Statements             38

              [LETTERHEAD OF MAZARS & GUERARD, LLP]

                  INDEPENDENT AUDITOR'S REPORT

            TO THE STOCKHOLDERS OF PRETORY USA, INC.

We have audited the accompanying consolidated balance sheets of Pretory USA, Inc. and subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pretory USA, Inc. and subsidiary as of December 31, 1998 and 1997, and the consolidated results of their operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Mazars & Guerard, LLP

June 19, 1999
New York, NY

                        PRETORY USA, INC.
                   CONSOLIDATED BALANCE SHEETS
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                             ASSETS

CURRENT ASSETS               December 31, 1998   December 31, 1997
   Cash                             $35,376            $105,706
     Accounts receivable -
     net of allowance
     of $11,573 and $11,573
     in 1998 and 1997
     respectively                   222,572             115,929
   Due from bank                    144,982                   -
   Inventories                       25,655              89,081
   Prepaid expenses                   2,967              12,778
   Other current assets                   -               3,974
       TOTAL CURRENT ASSETS         431,552             327,468

PROPERTY & EQUIPMENT                 90,489              83,979
   Accumulated Depreciation         (29,320)            (10,678)
                                     ------              ------
                                     61,169              73,301
OTHER ASSETS
   Deposits                           1,932               1,773
   Organization cost - net           13,175              15,125
                                     ------              ------
      TOTAL OTHER ASSETS             15,107              16,898

      TOTAL ASSETS                 $507,828            $417,667
                                   ========            ========

                             Page 26

         LIABILITIES AND STOCKHOLDER'S EQUITY (Deficit)

                          December 31, 1998   December 31, 1997
CURRENT LIABILITIES
   Notes payable                    $32,200             $41,670
   Loans to employees                 1,520               1,559
   Convertible debt                 191,912                   0
   Accounts payable
     and accrued expenses           184,964             178,525
Other current liabilities           326,079             159,324
                                    -------             -------
TOTAL CURRENT
LIABILITIES                         736,675             381,078
STOCKHOLDER'S EQUITY
   Common stock -$0.001 par
   value 7,664,000 and
   7,664,000 shares
   authorized
   and issued
   at December 31, 1998 and
   December 31, 1997                  7,664               7,644
   Additional paid-in capital       448,408             448,408
   Accumulated deficit             (690,675)           (419,483)
   Accumulated other
   comprehensive income               5,756                   -
                                    -------             -------
TOTAL STOCKHOLDER'S
EQUITY (Deficit)                   (228,847)             36,589
                                    -------             -------
TOTAL LIABILITIES AND

STOCKHOLDER'S EQUITY(Deficit)      $507,828            $417,667
                                   ========            ========

See independent auditor's report and accompanying notes.

                        PRETORY USA, INC.
              CONSOLIDATED STATEMENT OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                          December 31, 1998   December 31, 1997

GROSS SALES                      $1,898,279            $507,289
COST OF GOODS SOLD                1,341,739             138,884
                                  ---------             -------
GROSS PROFIT                        556,540             368,405
   SELLING, GENERAL
   AND ADMINISTRATIVE
   EXPENSES                         783,752             790,776
                                    -------             -------
LOSS FROM OPERATIONS               (227,212)           (422,371)
INTEREST EXPENSE                    (18,541)             (2,491)
OTHER INCOME                            258               7,330
OTHER EXPENSES                      (19,299)                  0
INCOME TAXES (Note 8)                (6,398)             (4,172)
                                    -------             -------
NET LOSS                           (271,192)           (421,704)
                                   =========           =========

LOSS PER COMMON SHARE               $(0.04)             $(0.06)
                                   =========           =========

See independent auditor's report and accompanying notes.

                        PRETORY USA, INC.
   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                             Other
                   Common Stock                    Accumu-   Compre-
                    Number of       Additional     lated     hensive
                    Par Value       Paid-in        Deficit   Income
                                    capital
                shares      $0.001                                        Total

BALANCE AT      4,720,000   $4,720  $5,006         $2,221    $            $11,947
JAN. 01, 1997
ADDITIONAL
CONTRIBUTION
OF CAPITAL                          31,882                                 31,882                31,88

ISSUANCE FOR      900,000      900  53,100                                 54,000
AT $0.06
(JULY 1997

ADDITIOANL
CONTRIBUTION
(SEPT. 1997)                        16,664                                 16,664                 4

ISSUANCE FOR
DEVELOPMENT
AND CONSULTING
SERVICE
AT $.06
(Sept. 1997)      880,000      880  51,920                                 52,800

ISSUANCE FOR
CASH AT $.25
(NOV> 1997)     1,164,000    1,164 289,836                                291,000

NET LOSS FOR
THE YEAR
ENDED
DEC. 31, 1997                                   (421,704)                (421,704)
               -------------------------------------------------------------------
BALANCE AT
DEC. 31, 1997  7,664,000    $7,664 $448,408    ($419,483)                 $36,589)

NET LOSS
FOR THE YEAR
ENDED
DEC.31, 1998                                    (271,192)                (271,192)

Foreign
currency
Translation                                                   5,756         5,756
Adjustment
              --------------------------------------------------------------------
BALANCE
AT
DEC. 31,1998  7,664,000     $7,664 $448,408    ($690,675)    $5,756     ($228,847)
              ====================================================================

See independent auditor's report and accompanying notes.

                        PRETORY USA, INC.
              CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                          December 31, 1998   December 31, 1997
CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss                         $(271,192)          $(421,704)
Adjustments to
reconcile net loss to
net cash provided by
operating activities:
Depr. and Amortization              20,592              10,568
Allowance for bad debts                465              11,108
Change in current
assets and liabilities:
(Increase) decrease in
accounts receivable               (107,108)            (74,647)
(Increase) in due from bank       (144,982)               -
(Increase) decrease in
prepaid expenses                      9,811            (12,778)
(Increase) decrease in
inventory                            63,426            (89,081)
(Increase) decrease in
other current assets                  3,974             (1,549)
Increase (decrease) in
accounts payable &
accrued expenses                      6,439             166,130
Increase in other
current liabilities                 166,755             110,209
(Decrease) increase in
loan to employees                       (39)             (8,522)
Increase in notes
payable                                   -              41,670
Increase in other
comprehensive income                  5,756                -
                                      -----              -------
NET CASH (USED IN)
OPERATING ACTIVITIES               (246,104)           (268,596)
                                    -------             -------
CASH FLOWS FROM
INVESTING ACTIVITIES
Deposits                              (159)             (1,773)
Purchase of equipment               (6,510)            (82,461)
Organization cost                     -                (15,125)
                                     ------             ------
NET CASH USED IN
INVESTING ACTIVITIES                (6,669)            (99,359)
                                     ------             ------
CASH FLOWS FROM
FINANCING ACTIVITIES
Proceeds of convertible debt       191,912             446,345
Repayment of notes and
loans payable                       (9,470)               -
                                     -----             -------
NET CASH (USED IN)
PROVIDED BY FINANCING
ACTIVITIES                         182,442             446,345
                                   -------             -------
NET (DECREASE) INCREASE
IN CASH                            (70,330)             78,390
CASH AT BEGINNING OF
YEAR                               105,706              27,316
                                   -------              ------
CASH AT END OF YEAR                $35,376            $105,706
                                   =======            ========
Supplemental disclosure
of cash flows
information
Cash paid during the
year for:
Interest                           $18,541              $2,491
                                    ======              ======
Taxes                               $6,398              $1,137
                                    ======              ======

See independent auditor's report and accompanying notes.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997

NOTE 1    Summary of Significant Accounting Policies

A. Nature of Business and Relationship of the consolidated
Companies

The consolidated financial statements include the financial statements of Pretory USA Inc (the Company) and Pretory S.A. Pretory USA Inc, is a holding company. Pretory S.A. is a French Societe Anonyme. This company is engaged in providing security services, selling drug and explosive detection equipment and in developing its own technologies for drug and explosive detection.

Pretory S.A. has one customer and 5 customers which represent more than 10% of sales, each for the years ended December 31, 1998 and 1997, respectively.

On September 12, 1997, Pretory USA Inc. entered into a share exchange agreement with Pretory S.A. whereby 99.7% of the shares in Pretory S.A. were acquired through the issuance of 4,720,000 shares of the Company. For presentation purposes the company has decided to treat this business combination as a pooling of interest whereby the activities of Pretory S.A. and its predecessor, Pretory S.A.R.L. are included from inception (April
1995).

B. Revenue recognition

Revenue is recognized from sales when a product is shipped, and from services when performed.

C. Property and Equipment

Property and equipment are stated at historical cost. Major additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in income.

Depreciation is calculated using the straight line method over the following useful lives:

Equipment:               3 years
Vehicles:                4 years
Leasehold improvements:  5-10 years

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Foreign Currency

The exchange rates used for the Pretory S.A.'s financial statements are respectively FF=$0.17903 and FF=$0.16411 at December 31, 1998 and December 31, 1997.

F. Fair value of financial instruments

The carrying amounts reflected in the balance sheet for cash, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments.

G. Accumulated Other Comprehensive Income

Financial statements for Pretory SA translated into US dollars at year-end exchange rates for assets and liabilities and weighted average exchange rates for income and expenses. The resulting cumulative translation adjustment is recorded as a separate component of stockholders' equity in the Company's statement of consolidated common equity.

H. Earnings Per Share

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 128, "Earnings per Share", which is effective for financial statements issued for periods ending after December 15, 1997. Accordingly, earnings per share data in the financial statements for the years ended December 31, 1998 and 1997, have been calculated in accordance with SFAS No. 128. At December 31, 1998. the Company had 483,124 potentially dilutive common shares. At December 31,1997, the Company did not have any potentially dilutive shares.

NOTE 2    Current Operations and Future Financing Plans

The accompanying consolidated financial statements have been prepared based upon the continuation of operations which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As shown in the consolidated financial statements, the Company incurred a net loss of $271,192 for the year ended December 31, 1998. and has accumulated a deficit to that date of $690,675. Future operations of the Company may be dependent upon Company's ability to obtain additional financing, proceeds from a private placement and a conversion to profitable operation.

Management believes that the operations of the Company have been enhanced by the Company's additional funding through a conversion of debt to equity in April, 1999 (see Note 9), a commitment by the stockholders and management to fund any cash flow deficiencies and the projected growth in both revenues and operating income for 1999.

NOTE 3    Due From Bank

This balance represents an amount deposited with a financial institution in France pursuant to accounts receivable financing transaction with this institution. This amount is refundable within one year of the date of deposit.

NOTE 4    Property & Equipment

The following is a summary of property and equipment:

                                     12/31/1998       12/31/1997

Machinery and equipment                  $6,071           $5,637
Leasehold improvement                    37,372           34,702
Office equipment                         12,960           12,612
Transport and delivery equipment         34,086           31,028
                                        -------          -------
      TOTAL-At Cost                      90,489           83,979
     Less: Accumulated depreciation     (29,320)         (10,678)
                                        -------          -------
NET                                     $61,169          $73,301
                                        =======          =======

NOTE 5    NOTES PAYABLE

Notes payable are due to Credit Agricole and BMW Finance, both located in France, bearing interest at 5.8% and 13.3% respectively.

NOTE 6    OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities:

                               12/31/1998             12/31/1997

Salaries payable                  $92,670                $27,402
Benefits payable                   98,930                 60,780
Income Tax payable                      -                  4,172
Sales Tax payable                 135,109                 20,071
Other Taxes payable                     -                  3,169
Due to stock subscribers                -                 32,000
Miscellaneous payable                   -                 11,730
TOTAL                            $326,709               $159,323
                                 ========               ========

NOTE 7    Commitments and Contingencies

Pretory S.A. rents its offices in Paris, France for $800 a month.

The Company is involved in legal proceedings which are considered routine and incidental to its business. The Company believes that the legal proceedings which are presently pending have no potential liability which would have an adverse material effect on the financial condition and statement of operations of the Company.

NOTE 8    Taxes

Corporation tax rate is 41.66% in 1998. The French sales tax rate is currently 20.60%.

NOTE 9    Convertible Debt

This balance represents non-interest bearing advances made by three stockholders to the Company. Interest is considered to be immaterial and has not been imputed. Additional advances of $49,650 were made by one of the stockholders in February 1999. On April 2, 1999, total balance due of $241,562 was converted into 483,124 shares of the Company's common stock in a private placement transaction with such stockholders.

NOTE 10   Retirement Plan

Pretory S.A. is not engaged in any retirement plan since the company subscribes on a monthly basis to French state plan which cover such future charges.

NOTE 11   Year 2000 Computer Systems Compliance

Pretory USA, Inc has reviewed the software systems and related applications used in each of its business segments and geographic regions to assess its requirements regarding the "Year 2000 issue" which, if unresolved, could have a significant impact on the Company's operations. Pretory USA, Inc. has made and will make the expenditures necessary to ensure that its software systems and applications continue to function properly before, during and after the year 2000. These expenditures, which are expensed as incurred, have not been and are not expected to be material to the Company's financial position or results of operations.

NOTE 12    New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment,
(b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of a foreign currency exposure of a net investment in foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is not expected to have a material impact on the Company.

                        PRETORY USA, INC.
                   CONSOLIDATED BALANCE SHEETS
           FOR SEPTEMBER 30, 1999 AND DECEMBER 31,1998

                              ASSETS

                                       1999                1998
                                 (unaudited)
   Cash                             $27,092             $35,376
     Accounts receivable,
     Less allowance for
     doubtful Accounts
     of $16,240
     and $11,573 respectively       505,218             222,572
   Due from bank                    193,223             144,982
   Inventories                       21,395              25,655
   Prepaid expenses
   and other current assets          22,808               2,967
                                     ------               -----
       TOTAL CURRENT ASSETS         769,736             431,552
                                    -------             -------
Fixed Net Assets-Net                 52,041              61,169
OTHER ASSETS
   Deposits                           2,702               1,932
   Organization cost - net           13,175              13,175
                                     ------              ------
      TOTAL OTHER ASSETS             15,877              15,107
                                     ------              ------
      TOTAL ASSETS                 $837,654            $507,828
                                   ========            ========

         LIABILITIES AND STOCKHOLDER'S EQUITY (Deficit)

                                       1999                1998
CURRENT LIABILITIES
   Notes payable                    $76,092             $32,200
   Loans to employees                 1,520               1,520
   Convertible debt                       -             191,912
   Accounts payable
    and accrued expenses            368,395             184,964
Other current liabilities            92,236             326,079
                                     ------             -------
TOTAL CURRENT
LIABILITIES                         538,243             736,675
                                    -------             -------
STOCKHOLDER'S EQUITY
   Common stock -$0.001
   par value 100,000,000
   shares authorized,
   8,147,124
   and 7,664,000 shares
   issued and outstanding,
   respectively                       8,147               7,664
   Additional paid-in capital       689,487             448,408
                                    -------             -------
   Accumulated deficit             (396,946)           (690,675)
   Accumulated other
   comprehensive income              (1,277)              5,756
                                     ------               -----
TOTAL STOCKHOLDER'S
EQUITY (Deficit)                    299,411            (228,847)
                                    -------             -------
TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY(Deficit)      $837,654            $507,828
                                   ========            ========

See independent auditor's report and accompanying notes.

                        PRETORY USA, INC.
              CONSOLIDATED STATEMENT OF OPERATIONS
                FOR THE NINE MONTHS SEPTEMBER 30,
                           (Unaudited)

                                       1999                1998

GROSS SALES                      $1,819,875          $1,479,716
COST OF GOODS SOLD                1,031,989           1,045,891
                                  ---------           ---------
GROSS PROFIT                        787,886             433,825
   SELLING, GENERAL
   AND ADMINISTRATIVE
   EXPENSES                         469,040             589,670
                                    -------             -------
INCOME(LOSS) FROM
OPERATIONS                          318,846            (155,845)
                                    -------             -------
INTEREST EXPENSE                    (12,983)            (12,909)
OTHER INCOME                          4,137                -
OTHER EXPENSES                       (4,993)            (13,290)
INCOME TAXES (Note 8)               (11,278)             (4,399)
                                    -------              ------
NET INCOME (LOSS)                  $293,729           $(186,443)
                                   ========           =========
BASIC NET INCOME(LOSS)
PER SHARE                             $0.04             $(0.02)
                                      =====             =======
DILUTED NET INCOME
PER SHARE                             $0.04
                                      =====
WEIGHTED AVARAGE
COMMON SHARES OUT-
STANDING                          7,985,491           7,664,000
                                  =========           =========
WEIGHTED AVARAGE
COMMON SHARES OUT-
STANDING - DILUTED                7,985,491
                                  =========

See independent auditor's report and accompanying notes.

                        PRETORY USA, INC.
              CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                           (Unaudited)

                                       1999                1998
CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss                           $293,729          $(186,443)
Adjustments to
reconcile net loss to
net cash provided by
operating activities:
Depr. and Amortization                9,128              15,444
Allowance for bad debts               4,667                 349
Other comprehensive Income           (7,033)              4,317

Change in current
assets and liabilities:
(Increase) decrease in
accounts receivable               (287,314)            (99,277)
(Increase) in due from bank        (48,240)           (144,982)
(Increase) decrease in
inventory                            4,260              47,569
(Increase) in prepaid
expenses and other
current assets                     (19,841)              2,930
Increase (decrease) in
accounts payable                   183,431               4,829
Increase (decrease) in
Accrued expenses and
other liabilities                 (233,843)             125,066
                                   -------              -------
NET CASH (USED IN)
OPERATING ACTIVITIES              (101,056)           (230,148)
                                   -------             -------
CASH FLOWS FROM
INVESTING ACTIVITIES
Deposits                              (770)               (159)
Purchase of equipment                     -             (4,882)
                                      -----             -------
NET CASH USED IN
INVESTING ACTIVITIES                  (707)             (5,041)
                                      -----             -------
CASH FLOWS FROM
FINANCING ACTIVITIES
Proceeds from notes payable         43,892                   -
Repayments of notes and
Loans payable                            -              (9,470)
Proceeds of convertible debt             -             191,912
Proceeds from private
placement of common stock           49,650                   -
                                    ------             -------
NET CASH (USED IN)
PROVIDED BY FINANCING ACTIVITIES    93,542             182,442
                                    ------             -------
NET (DECREASE) INCREASE
IN CASH
AND CASH EQUIVALENTS                (8,284)            (52,747)
CASH AND CASH
EQUIVALENTS, AT
BEGINNING OF YEAR                   35,376             105,706
                                    ------             -------
CASH AND CASH
EQUIVALENTS, SEPTEMBER 30,         $27,092             $52,959
                                   =======             =======
Supplemental disclosure
of cash flows
information
Cash paid during the
year for:
Interest                           $12,982             $13,905
                                   =======             =======
Taxes                              $11,278              $6,398
                                   =======             =======

During 1999, the Company converted debt of $241,562 into 483,124 shares of the Company's common stock.
See independent auditor's report and accompanying notes.

                        PRETORY USA, INC.
                  NOTES TO FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1999
                           (Unaudited)

NOTE A - BASIS OF PRESENTATION

The balance sheet as of September 30, 1999 and the related statements of operations for the nine month periods ended September 30, 1999 and 1998 and changes in cash flow for the nine month periods ended September 30, 1999 and 1998 and have been prepared by Pretory USA, Inc. (the "Company") without audit. In the opinion of management, all adjustments (which include only normal, recurring accrual adjustments) necessary to present fairly the financial position as of September 30, 1999 and for all periods presented have been made.

Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These financial statements should be read in conjunction with the financial statements and notes thereto for the years ended December 31, 1998 and 1997 contained herein

  Results  of operations for the period ended September 30,  1999 are not necessarily indicative of the operating results expected for the full year.

NOTE B FOREIGN CURRENCY

The exchange rates used for the Company's financial statements are FF=$0.1624 at September 30, 1999 and FF=$0.17903 at December
31, 1998.

NOTE C STOCKHOLDER'S EQUITY

In  February 1999, a stockholder advanced the Company $49,650. On
April 2, 1999 this advance along with $191,912 of convertible debt was exchanged for 483,124 shares of the Company's common stock in a private placement transaction.

NOTE D  COMMITMENTS AND CONTINGENCIES

The Company is involved in legal proceedings which are considered routine and incidental to its business. The Company believes that the legal proceedings which are presently pending have no potential liability which would have an adverse material effect on the financial condition and statement of operations of the Company.

NOTE E - YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

Pretory USA, Inc. has reviewed the software and related applications used in each of its business segments and geographic regions to assess its requirements regarding the "Year 2000 issue" which, if unresolved, could have a significant impact on the Company's operations. The Company's has made and will make the expenditures necessary to ensure that its software systems and applications continue to function properly before, during and after the year 2000. These expenditures, which are expensed as incurred, have not been and are not expected to be material to the Company's financial position or results of operations.

                            PART III

ITEM 1.   INDEX TO EXHIBITS
---------------------------

  The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2.   DESCRIPTION OF EXHIBITS
---------------------------------

Exhibit No.                         Description

3.1               Articles of Incorporation of Pretory USA, Inc.
                  (to be filed by amendment)
3.2               By-Laws of Pretory USA, Inc.
                  (to be filed by amendment)
4.1               Specimen common stock certificate
                  (to be filed by amendment)
10.1 Agreement of Transfer dated August 15, 1997 with Pretory, Sarl, et al.
                  (to be filed by amendment)
10.2              Share Exchange Agreement dated as of September
                  12, 1997 by and between Pretory, S.A. and Pretory USA, Inc
                  (to be filed by amendment)
10.3              Distribution agreement with Cortez
                  (to be filed by amendment)
10.4              Distribution agreement with Securetec
                  (to be filed by amendment)
10.5              Distribution agreement with ITI
                  (to be filed by amendment)
10.6              IADE  (to be filed by amendment)
10.7              ABMC contract
                  (to be filed by amendment)
10.8              Demining Project:  NPA
                  (to be filed by amendment)
10.9              Form of Indemnification Agreement
                  (to be filed by amendment)
27                Financial data schedule (for electronic
                  submission only)

                             Page 40

                           SIGNATURES

In accordance with Section 12 the Securities and Exchange Act of
1934 Pretory caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PRETORY USA, INC.


By: ________________________
    Raquel Velasco
    Chairman of the Board and President

Dated:    December 20, 1999

                             Page 41

                        PRETORY USA, INC.
                         FORM 10-SB/12g
                      SEPTEMBER  30,  1999


This schedule contains summary financial information extracted from the financial statements for the nine months ended September
30, 1999 and year ended December 31, 1998 is qualified in its entirety by reference to such statements.

Period Type                                              9 months   12 months
Fiscal Year End                                 December 31, 1999   December 31, 1999
Period End                                     September 30, 1999   December 31, 1998
Cash                                                      $27,092   $   35,376
Securities                                                     $0   $        0
Receivables                                              $505,218   $  222,572
Allowances                                              $(16,240)   $  (11,573)
Inventory                                                 $21,395   $   25,655
Current Assets                                           $769,736   $  431,552
Property Plant & Equipment                                $90,489   $   90,489
Accumulated deprecation                                 $(38,448)   $  (29,320)
Total Assets                                             $837,654   $  507,828
Current Liabilities                                      $538,243   $  736,675
Bonds                                                          $0           $0
Preferred-Mandatory                                             0            0
Preferred Stock                                                 0            0
Common Stock                                               $8,147   $    7,664
Other Stockholders' Equity                               $291,264   $  236,511
Total Liabilities and Stockholders' Equity               $837,654   $  507,828
Sales                                                  $1,819,875   $1,898,279
Total Revenues                                         $1,819,875   $1,898,279
Cost of Goods Sold                                     $1,031,989   $1,031,989
Total Costs                                            $1,512,307   $2,131,631
Other Expenses                                             $4,993   $   19,299
Loss- Provision                                                 0            0
Interest Expense                                          $12,983   $   18,541
Income-Pretax                                            $293,729   $ (271,192)
Income-Tax                                                     $0           $0
Income-Continuing                                        $293,729   $ (271,192)
Discontinued                                                   $0           $0
Extraordinary Charges                                          $0           $0
Net Income                                               $293,729   $ (271,192)
Basic                                                        $.04        $(.04)
Diluted                                                      $.04        $(.04)

                             Page 42